17004902

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43150 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

| Memphis | Tennessee | 38120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Gladney (901) 762-5309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

| 1201 Walnut Street, Suite 1700 | Kansas City | Missouri | 64106 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

MY COMMISSION EXPIRES: February 19, 2018

SHERRI L JOYNER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VINING-SPARKS IBG, LIMITED PARTNERSHIP
# AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

**Filed as PUBLIC information pursuant to rule 17a-5(d)**
**under Securities Exchange Act of 1934.**

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

**Report of Independent Registered Public Accounting Firm**

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiaries
Memphis, Tennessee

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the Partnership) as of December 31, 2016. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and Subsidiaries as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
February 27, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

## VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2016

### Assets

| | | |
|---|---|---|
| Cash | $ | 3,180,225 |
| Cash segregated under federal and other regulations | | 4,118,125 |
| Securities purchased under agreements to resell | | 121,682,215 |
| Receivable from customers | | 5,458,839 |
| Receivable from clearing agents and brokers and dealers | | 26,289,445 |
| Securities owned, at fair value | | 451,223,113 |
| Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $9,289,603 | | 915,664 |
| Accrued interest receivable on securities | | 1,752,098 |
| Other receivables | | 2,472,872 |
| Other assets | | 2,995,993 |
| Total assets | $ | 620,088,589 |

### Liabilities and Partners' Capital

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to clearing agents and brokers and dealers | $ | 68,223,483 |
| Securities sold under agreements to repurchase | | 320,426,759 |
| Payable to customers | | 1,755,147 |
| Securities sold, not yet purchased, at fair value | | 114,564,729 |
| Accrued interest payable on securities | | 246,219 |
| Accounts payable and accrued expenses | | 13,111,702 |
| Total liabilities | | 518,328,039 |
| Partners' capital: | | |
| Vining-Sparks Securities, Inc. | | 1,367,603 |
| Vining-Sparks Fund, L.P. | | 39,026,175 |
| Vining-Sparks & Associates, L.P. | | 61,366,772 |
| Total partners' capital | | 101,760,550 |
| Commitments and contingencies (notes 12 and 13) | | |
| Total liabilities and partners' capital | $ | 620,088,589 |

See accompanying notes to consolidated statement of financial condition.

## (1) Summary of Significant Accounting Policies

### *(a) Organization*

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered with certain regulatory agencies in Canada.

During 2011, the Partnership formed a wholly owned subsidiary, Vining-Sparks Loan Trading, LLC (Loan Trading), to help financial institutions manage their loan portfolios. The activities of Loan Trading during 2016 were not significant. During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM during 2016 were not significant. The Partnership also has two other wholly owned subsidiaries, VSIBG Benefits, Inc. and VS Capital, LLC, whose activities during 2016 were not significant. The Partnership along with its wholly owned subsidiaries are referred to hereafter as the Company.

At December 31, 2016, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 39.1718% limited partner, and Vining-Sparks & Associates, L.P., as a 59.4508% limited partner.

### *(b) Principles of Consolidation*

The consolidated financial statement includes the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents represent amounts on deposit with various financial institutions. At December 31, 2016, the Company's cash accounts exceeded federally insured limits by approximately $2,600,000.

### *(d) Securities Transactions*

Securities transactions in regular-way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2016.

***(e) Fair Value***

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about information that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about information that market participants would use in pricing the asset or liability.

***(f) Resale and Repurchase Agreements***

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

***(g) Depreciation and Amortization***

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

***(h) Income Taxes***

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. A provision for state income taxes has been made, as pursuant to Tennessee state statute the Partnership is subject to

an entity level income-based tax. Deferred state income tax balances were not significant at December 31, 2016.

*(i)* ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value.

*(j)* ***Management Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*(k)* ***Subsequent Events***

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were issued.

## (2) Cash Segregated under Federal and Other Regulations

A special reserve bank account for the benefit of customers is maintained pursuant to Rule 15c3-3 of the SEC. As of December 31, 2016, restricted cash of $4,118,125 has been segregated into this account.

## (3) Securities Purchased under Agreement to Resell

The Partnership enters into purchases of securities under agreement to resell, with the obligation to resell the securities purchased reflected as an asset on the statement of financial condition. As of December 31, 2016, securities with a fair value totaling $121,474,830 were purchased under agreements to resell at prices totaling $121,682,215.

## (4) Receivable from Clearing Agents and Brokers and Dealers

The receivable from clearing agents and brokers and dealers is comprised of the following at December 31, 2016:

| | |
|---|---|
| Securities failed to deliver | $ 10,625,035 |
| Receivable from clearing agents | 137,502 |
| Receivable for unsettled trades and to-be-announced transactions | 15,526,908 |
| | $ 26,289,445 |

## (5) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

| | Owned | Sold, not yet purchased |
|---|---|---|
| U.S. government and agencies | $ 174,111,711 | 110,333,677 |
| Agency collateralized mortgage obligations | 19,654,948 | — |
| Small Business Administration (SBA) securities | 201,813,746 | — |
| United States Department of Agriculture (USDA) loans | 5,419,421 | — |
| SBA interest-only strips | 152,508 | — |
| State and municipal obligations | 46,670,150 | — |
| Corporate bonds | 3,400,629 | 4,231,052 |
| | $ 451,223,113 | 114,564,729 |

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2016:

| | Fair value measurements at reporting date using | | | |
|---|---|---|---|---|
| | Quoted prices in active market (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| Securities owned | $ — | 451,223,113 | — | 451,223,113 |
| Securities sold, not yet purchased | — | 114,564,729 | — | 114,564,729 |

There were no transfers of securities to or from Levels 1, 2, or 3 during 2016.

## (6) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2016:

| | | |
|---|---|---|
| Securities failed to receive | $ | 14,438,699 |
| Secured borrowings from clearing agents | | 10,958,542 |
| Payable for unsettled trades and to-be-announced transactions | | 37,141,154 |
| Other | | 5,685,088 |
| | $ | 68,223,483 |

The secured borrowings from clearing agents, which incur interest, are collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received.

## (7) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $340,251,074 as of December 31, 2016 were sold under agreements to repurchase at prices totaling $320,426,759.

The table below presents repurchase agreements by remaining contractual term to maturity and class of collateral pledged:

| | | Overnight and Continuous |
|---|---|---|
| U.S. government and agencies | $ | 115,108,406 |
| Agency collateralized mortgage obligations | | 12,944,000 |
| Small Business Administration (SBA) securities | | 181,056,948 |
| United States Department of Agriculture (USDA) loans | | 5,305,155 |
| Corporate bonds | | 6,012,250 |
| | $ | 320,426,759 |

## (8) Working Capital Line of Credit

The Partnership has a $30,000,000 unsecured working capital line of credit to a bank. There was no balance outstanding under this line of credit at December 31, 2016. The line of credit matures on April 21, 2017.

## (9) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership.

## (10) Agreements with Other Broker Dealers

The Partnership has a program agreement with ICBA Securities Corporation, a related party, wherein ICBA Securities Corporation markets the broker dealer services provided by the Partnership and refers its members to the Partnership for such services. Under the terms of the agreement, the Partnership has agreed to pay ICBA Securities Corporation a percentage of commissions earned by the Partnership on a subset of customer trades and to reimburse ICBA Securities Corporation for certain program expenses.

## (11) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2016, the Partnership had net capital of $77,338,492, which was $77,088,492 in excess of required net capital.

## (12) Commitments and Contingencies

### *(a) Leases*

At December 31, 2016, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

| | | Lease Commitments | Less Sub-lease | Net Lease Commitments |
|---|---|---|---|---|
| Year ending December 31: | | | | |
| 2017 | $ | 3,050,822 | (72,332) | 2,978,490 |
| 2018 | | 2,995,283 | (12,418) | 2,982,865 |
| 2019 | | 2,857,579 | | 2,857,579 |
| 2020 | | 2,382,228 | | 2,382,228 |
| 2021 | | 263,488 | — | 263,488 |
| 2022 and thereafter | | 14,939 | — | 14,939 |
| | $ | 11,564,339 | (84,750) | 11,479,589 |

### *(b) Litigation*

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the financial condition of the Company.

## (13) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The unrealized gains and losses for TBAs and when-issued securities are recorded in the consolidated financial statements. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2016 was a net commitment to purchase securities totaling $11,390,001 and a net commitment to sell securities totaling $79,530,545.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

## (14) Employee Benefits

The Company has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Company for a minimum of six months. The Company's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary.

VINING SPARKS

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

February 28, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

**VIA FEDEX**

**Re: 2016 Audited Financial Statements**
**Vining Sparks – SEC No. 8-43150**

Dear Registrations Branch:

We are pleased to enclose Vining Sparks' 2016 Audited Financial Report and Statement of Financial Condition. Also enclosed is the required Independent Accountant's Report with regard to SIPC.

Please refer any questions to Harold Gladney at 901-762-5309.

Sincerely,

Melissa C. Pearson

Melissa C. Pearson
Compliance Officer

Enclosures

BKD LLP
CPAs & Advisors
1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

## Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiaries
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Vining-Sparks IBG, Limited Partnership and Subsidiaries (the Partnership), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer payments), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting the following;
    a. Revenue per audited Form X-17A-5 of $119,910,991 properly reconciles to revenue per SIPC-7 of $120,777,795 as follows: $866,804 of revenue properly included in SIPC-7 is properly presented as contra expense per audited Form X-17A-5.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 27, 2017

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043150 FINRA DEC
VINING-SPARKS
ATTN:DEIDRE TUTOR
775 RIDGE LAKE BLVD STE 200
MEMPHIS, TN 38120-9462

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harold Gladney(901)762-5309

| | | | |
|---|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | | $ 272,140 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) July 27, 2016 (Date Paid) | | ( 140,922 ) |
| C. | Less prior overpayment applied | | ( 0 ) |
| D. | Assessment balance due or (overpayment) | | 131,218 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | | $ 131,218 |
| G. | PAID WITH THIS FORM: Funds wired Total (must be same as F above) | $ 131,218 | |
| H. | Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Vining Sparks Asset Management, LLC #801-71982

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vining Sparks IBG, LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 1 day of February, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $120,777,795 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 481,633 |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 481,633 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached schedule (Deductions in excess of $100,000 require documentation) | 8,229,954 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,173,573 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 4,173,573 |
| Total deductions | 12,403,527 |
| 2d. SIPC Net Operating Revenues | $108,855,901 |
| 2e. General Assessment @ .0025 | $272,140 (to page 1, line 2.A.) |

Vining Sparks
Attachment to SIPC-7
General Assessment Payment Form
Explanation of Amounts Reported on Line 2c(8) Other Revenue

For the Period 01/01/2016 to 12/31/16

| | |
|---|---|
| A. Whole Loan gain | $5,388,073 |
| B. Branch Management fee | $ 834,623 |
| C. Bond Accounting fees | $1,585,456 |
| D. Safekeeping fees | $ 421,802 |
| Total Other Revenue – Line 2c(8) | $8,229,954 |

A. The firm arranges the purchase and sale of existing whole loans between banks and other institutional investors. Agreements signed to facilitate transactions related to the purchase and sale of whole loans are not based on securities laws.
B. The firm charges a management fee to certain branches equal to a percentage of their gross branch income. This fee reflects the cost of home office support offered to branches. This amount is reflected as income on Line 2a- Total Revenue on the attached SIPC 7 filing. We include this line item as revenue (with an offsetting expense line item) for general ledger reporting purposes for use by senior management as an analysis tool.
C. For a fee, the firm provides bond accounting services to institutional investors, primarily banks, to assist them in recording their monthly accounting entries.
D. For a fee, the firm provides safekeeping services for customers.